FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                       For period ending January 17, 2006

                              GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                             Form 20-F x Form 40-F
                                       --


        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --




                     GlaxoSmithKline plc Directorate Change

GlaxoSmithKline plc (GSK) today announced that, following the disclosure of a potential conflict of interest, Dr Ralph Horwitz has decided not to take up his appointment as a Non-Executive Director of the Company.

S M Bicknell
Company Secretary

17 January 2006


Enquiries:

UK Media enquiries:                     Philip Thomson          (020) 8047 5502
                                        David Mawdsley          (020) 8047 5502

US Media enquiries:                     Nancy Pekarek           (215) 751 7709

European Analyst/Investor enquiries:    Duncan Learmouth        (020) 8047 5540
                                        Anita Kidgell           (020) 8047 5542
                                        Jen Hill                (020) 8047 5543

US Analyst/ Investor enquiries:         Frank Murdolo           (215) 751 7002
                                        Tom Curry               (215) 751 5419




SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: January 17, 2006                                    By: VICTORIA LLEWELLYN
                                                              ------------------
                                                              Victoria Llewellyn
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc